[UNITED COMMUNITY BANCORP LETTERHEAD]

March 4, 2009

VIA EDGAR AND FACSIMILE (703.813.6983)

Eric Envall

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United Community Bancorp
Form 10-K for June 30, 2008
File Number: 0-51800

Dear Mr. Envall:

This letter serves as the response of United Community Bancorp (“United” or the “Company”) to the Staff’s comment letter dated February 26, 2009, regarding the above-referenced Form 10-K and the Form 10-Q for the quarterly period ended December 31, 2008. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 15. Exhibits and Financial Statement Schedules, page 91

Comment No. 1:

We note that the Company’s 2006 Equity Incentive Plan is not filed as an exhibit to the Form 10-K. Please explain how you determined that the plan is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 1:

This will confirm that the 2006 Equity Incentive Plan will be filed as an exhibit in the Company’s future Form 10-K filings until such time the plan is no longer active.

Eric Envall

March 4, 2009

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 8 – Effect of Recent Accounting Pronouncements

Fair Value Measurements, page 6

Comment No. 2:

You disclose that you obtain fair value measurements from your custodian, who used third party data service providers. Please revise your future filings to explain the extent to which, and how, this information is obtained and used in developing the fair value measurements in your consolidated financial statements. At a minimum, disclose:

•	The amount of available-for-sale investments measured using fair values provided by your custodian;

•	The number of quotes or prices you generally obtain per investment and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

•	Whether, and if so, how and why, you adjusted the fair values obtained from your custodian; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your investments in the fair value hierarchy.

Response to Comment No. 2:

This will confirm that the Company’s future filings will provide such additional disclosure.

Item 6. Exhibits, page 20

Comment No. 3:

We note that the Company filed as exhibits to the Form 10-Q amendments to certain compensatory plans and contracts which were effective in December 2008. We also note that the Company did not file a Current Report on Form 8-K to describe the terms and conditions of any of these amendments. Please explain why you concluded that a Form 8-K was not required for any of these amendments. Refer to Item 5.02(c) of Form 8-K.

Eric Envall

March 4, 2009

Response to Comment No. 3:

The Company’s decision not to file a Current Report on Form 8-K upon effectiveness of the amendments to certain compensatory plans and contracts was based upon a determination that such amendments were not material amendments or modifications for purposes of Item 5.02(e) of Form 8-K because they do not materially alter the substantive economic terms of the subject compensatory plans and contracts. The amendments were limited to changes made to ensure compliance with Section 409A of the Internal Revenue Code of 1986, as amended, which compliance was mandated no later than December 31, 2008 for all companies’ compensatory plans and agreements subject to Section 409A. While not deemed material for Form 8-K purposes, the compensatory plans and contracts are deemed material under Item 601(b)(10)(iii) of Regulation S-K. The amendments were filed as exhibits to the Company’s Form 10-Q for the quarterly period ended December 31, 2008 pursuant to the requirements of Item 601(a)(4) of Regulation S-K, which states that any amendment or modification to a previously filed exhibit to a Form 10, 10-K or 10-Q document shall be filed as an exhibit to a Form 10-Q and Form 10-K for the corresponding period in which it is executed or becomes effective.

Exhibits 31.1 and 31.2

Section 302 Certifications

Comment No. 4:

We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications include the title of the certifying officer in the introductory sentence and the end of paragraph 4(b) has been modified. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response to Comment No. 4:

This will confirm that the certifications in the Company’s future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Eric Envall

March 4, 2009

*        *        *        *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Form 10-K or Form 10-Q, please contact the undersigned or Edward G. Olifer, Esq. at 202.508.5852.

Very truly yours,

UNITED COMMUNITY BANCORP

/s/ William F. Ritzmann
William F. Ritzmann
President

cc:	Edward G. Olifer, Esq.
Kilpatrick Stockton LLP